

02007366

SO 3/5/02

RJ 3/5/02

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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MAR 1 2002

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 14884 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brewster Securities, Incorporated

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7918 Jones Branch Drive, Suite 800
(No. and Street)

McLean (City) Virginia (State) 22102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Johann Nanayakkara (703)821-2010
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Jones & Associates, P.L.L.C.
(Name — *if individual, state last, first, middle name*)

108 Center Street, North, 2nd Floor, Vienna, Virginia 22180
(Address) (City) (State) Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Johann Nanayakkara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brewster Securities, Incorporated, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Co-Chairman

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Brewster Securities, Inc.

## Financial Statements

For The Years Ended December 31, 2001 and 2000

With Audit Report of Independent

Certified Public Accountants


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
354
WASH. D.C.

**TURNER, JONES & ASSOCIATES, PLLC**
**CERTIFIED PUBLIC ACCOUNTANTS**

# Table of Contents

**_Turner, Jones & Associates, P.L.L.C._**
_Certified Public Accountants_
_108 Center Street, North, 2nd Floor_
_Vienna, Virginia 22180-5712_
_(703) 242-6500_
_FAX (703) 242-1600_

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Brewster Securities, Inc.
7918 Jones Branch Drive, Suite 800
McLean, VA 22102

We have audited the accompanying balance sheets of Brewster Securities, Inc. (a Massachusetts Corporation) as of December 31, 2001 and 2000, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Brewster Securities, Inc. as of December 31, 2000, were audited by other auditors whose report dated February 8, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant disclosures made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brewster Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turner, Jones & Associates PLLC

Vienna, Virginia
February 15, 2002

## Brewster Securities, Inc.
### Balance Sheets
### As of December 31, 2001 and 2000

ASSETS

| | 2001 | 2000 |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash and cash equivalents (Note 1) | $ 21,424 | $ 24,860 |
| Commissions receivable from broker-dealers (Notes 1 & 2) | 36,334 | 360 |
| Investments (Note 3) | 2,570 | 12,898 |
| Prepaid expenses | - | 729 |
| Total current assets | 60,328 | 38,847 |
| OTHER ASSETS | | |
| Deposits | 2,003 | 2,003 |
| TOTAL ASSETS | $ 62,331 | $ 40,850 |

See accompanying notes and accountant's audit report

## Brewster Securities, Inc.
### Balance Sheets (continued)
### As of December 31, 2001 and 2000

LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2001 | 2000 |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accounts payable and accrued expenses | $ - | $ 702 |
| Payable to brokers and dealers (Note 2) | 23,620 | 290 |
| Income taxes payable | - | 2,626 |
| Total current liabilities | 23,620 | 3,618 |
| Total liabilities | 23,620 | 3,618 |
| STOCKHOLDERS' EQUITY: | | |
| Common stock, $.01 par value, (100,000 shares authorized, 10,000 issued and outstanding) | 100 | 100 |
| Additional paid in capital | 122,529 | 119,903 |
| Retained earnings | (83,918) | (82,771) |
| Total stockholders' equity | 38,711 | 37,232 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 62,331 | $ 40,850 |

See accompanying notes and accountant's audit report

## Brewster Securities, Inc.
### Statements of Income and Retained Earnings
### For The Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| REVENUES: | | |
| Commissions, net | $ 473,916 | $ 587,227 |
| EXPENSES: | | |
| Commission expense (Note 1) | 299,121 | 392,405 |
| Occupancy costs (Note 4) | 44,483 | 43,498 |
| Office expense | 111,332 | 124,000 |
| Other operating expenses | 16,394 | 7,648 |
| Regulatory fees and expenses | 7,075 | 8,793 |
| Total expenses | 478,405 | 576,344 |
| Net income/(loss) from operations | $ (4,489) | $ 10,883 |
| OTHER INCOME: | | |
| Interest income | 1,855 | 439 |
| Miscellaneous income | 1,487 | 5,723 |
| Total other income | 3,342 | 6,162 |
| Net income before provision for income taxes | (1,147) | 17,045 |
| Provision for income tax (Note 6): | - | 2,626 |
| Net income/(loss) | (1,147) | 14,419 |
| Retained earnings, beginning of year | (82,771) | (97,190) |
| Retained earnings, end of year | $ (83,918) | $ (82,771) |

See accompanying notes and accountant's audit report

# Brewster Securities, Inc.
## Statements of Cash Flows
### For The Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income/(loss) | $ (1,147) | $ 14,419 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Change in commissions receivable | (35,974) | 1,821 |
| Change in prepaids | 729 | (729) |
| Change in accounts payable | (702) | (517) |
| Change in commissions payable | 23,330 | (1,453) |
| Increase in income tax payable | - | 2,626 |
| Net cash flows provided (used) by operating activities | (13,764) | 16,167 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| (Acquisition)/sale of investments | 10,328 | (7,242) |
| Net cash used by investing activities | 10,328 | (7,242) |
| NET INCREASE (DECREASE) IN CASH | (3,436) | 8,925 |
| CASH, BEGINNING OF PERIOD | 24,860 | 15,935 |
| CASH, END OF PERIOD | $ 21,424 | $ 24,860 |
| SUPPLEMENTAL DISCLOSURES: | | |
| Cash paid for income taxes | - | - |
| Cash paid for interest expense | - | - |

See accompanying notes and accountant's audit report

# Brewster Securities, Inc.

## Statements of Changes in Stockholders' Equity

## For The Years Ended December 31, 2001 and 2000

| | Common Stock | | Capital in | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | Excess of Par | Earnings | Totals |
| Balance: January 1, 2000 | 10,000 | $ 100 | $ 119,903 | $ (97,190) | $ 22,813 |
| Net Income | - | - | - | 14,419 | 14,419 |
| Balance: December 31, 2000 | 10,000 | 100 | 119,903 | (82,771) | 37,232 |
| Net Loss | - | - | - | (1,147) | (1,147) |
| Equity Tax Benefit from Parent | - | - | 2,626 | - | 2,626 |
| Balance: December 31, 2001 | 10,000 | $ 100 | $ 122,529 | $ (83,918) | $ 38,711 |

See accompanying notes and accountant's audit report

# Brewster Securities, Inc.
## Notes to Financial Statements
## December 31, 2001 and 2000

### NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

#### Nature of Business:

Brewster Securities, Incorporated (a Massachusetts Incorporation) is a wholly-owned subsidiary of Family Funding, Inc. Brewster Securities, Inc. is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers and Securities Investor Protection Corporation (SIPC).

#### Cash and Cash Equivalents:

For the purposes of these financial statements, the Corporation considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

#### Revenue Recognition:

Commission income (and the related commission expense) on sales of limited partnership interests is recognized when the commissions are earned (approximately the closing date of the limited partnership). Commission income (and the related commission expense) on all other transactions is recognized on the trade date.

#### Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

**NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONT.**

**Investment Advisory Income:**

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

**Securities Transactions:**

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if then had been settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Corporation are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the balance sheet.

Marketable securities are valued at market and securities not readily marketable are valued at fair value as determined by management.

**Statements of Cash Flows:**

For purposes of the Statements of Cash Flows, the Corporation has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

## Brewster Securities, Inc.
## Notes to Financial Statements
## December 31, 2001 and 2000

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONT.

Income Taxes:

The Corporation uses Statement of Financial Standards No. 109 Accounting for Income Taxes (SFAS No. 109) in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the Corporation's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences in financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which temporary differences are expected to reverse. These differences for the years ending 2001 and 2000 are immaterial and therefore deferred taxes are not included in the accompanying financial statements.

The Corporation and its parent company file a consolidated tax return. Consolidated tax expense is allocated using the separate return method. Under this method, taxes are reported in the financial statements for a subsidiary as if it filed a separate return. The difference between taxes calculated using this method and those actually due per the return are classified as additional paid in capital.

Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

# Brewster Securities, Inc.
## Notes to Financial Statements
## December 31, 2001 and 2000

### NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONT.

**Related Party Transactions:**

Most of the expenses are paid by the parent company, Family Funding, Inc., and the related company, Family Funding Insurance Agency, Inc. and allocated monthly to the Corporation. For the years ended December 31, 2001 and 2000, $111,332 and $124,000 were charged to this expense, respectively. The total amounts charged may never exceed the amounts advanced in order to avoid a net capital violation.

### NOTE 2 – RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001 and 2000 consist of commissions.

The Corporation clears some of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Corporation.

### NOTE 3 – INVESTMENTS

The Corporation's investments consist of shares purchased on a money market fund held in a brokerage account. As of December 31, 2001 and 2000 the shares held were 2,569.81 and 12,898.29, respectively.

# Capitol Securities Management, Inc.
## Notes to Financial Statements
## December 31, 2001 and 2000

### NOTE 4 – LEASE COMMITMENTS

The Corporation leases office space in Boston, Massachusetts, the term of which expires on March 31, 2004.

Future payments on operating leases as of December 31, 2001 and 2000, are as follows:

| Years Ended December 31, | 2001 | 2000 |
|---|---|---|
| 2001 | $ 0 | $ 41,113 |
| 2002 | $ 41,113 | $ 41,113 |
| 2003 | $ 41,113 | $ 41,113 |
| 2004 | $ 10,278 | $ 10,278 |
| Total | $ 92,504 | $ 133,617 |

### NOTE 5 – NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Corporation had qualified net capital of $36,682, which was $31,682 in excess of its required net capital of $5,000. The net capital ratio was .75 to 1. For 2000, the Corporation had qualified net capital of $34,500, which was $29,500 in excess of its required net capital of $5,000. The net capital ratio was .12 to 1.

## NOTE 6 – PROVISION FOR INCOME TAX

Income tax expense for the year ended December 31, 2001 and 2000 consists as follows:

| | 2001 | 2000 |
|---|---|---|
| Federal | $ 0 | $ 2,170 |
| State | 0 | 456 |
| Total tax provision | $ 0 | $ 2,626 |

## NOTE 7 – SECURITIES AND EXCHANGE COMMISSION, RULE 15C3-3

The Corporation is exempt from Rule 15c3-3 of the Securities and Exchange Commission since it does not hold customer securities. The conditions for this exception were complied with for the periods ended December 31, 2001 and 2000.

# Brewster Securities, Inc.
## Schedule of Computation and Reconciliation of Net Capital
## Under Rule 15C-3-1 of the
## Securities and Exchange Commission
## For The Years Ended December 31, 2001 and 2000
## Schedule I

| | 2001 | 2000 |
|---|---|---|
| Total stockholders' equity at December 31 | $ 38,711 | $ 37,232 |
| Stockholders' equity not allowable for net capital | - | - |
| Total stockholders' equity qualified for net capital | 38,711 | 37,232 |
| Deductions and/or charges: | | |
| Non allowable assets | | |
| Prepaids, deposits, and other assets | 2,003 | 2,732 |
| Total deductions | 2,003 | 2,732 |
| Additions: | - | - |
| Net capital before haircuts on securities positions | 36,708 | 34,500 |
| Haircuts on securities position | (26) | - |
| Total qualified net capital | $ 36,682 | $ 34,500 |

See accompanying notes and accountant's audit report

# Brewster Securities, Inc.

**Schedule of Computation and Reconciliation of Net Capital**
**Under Rule 15C-3-1 of the**
**Securities and Exchange Commission (continued)**
**For The Years Ended December 31, 2001 and 2000**
**Schedule I**

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | 2001 | 2000 |
|---|---|---|
| Items included in the statement of financial position | | |
| Payable to brokers and dealers | $ 23,620 | $ 290 |
| Accounts payable and other liabilites | - | 3,328 |
| Total aggregate indebtedness | $ 23,620 | $ 3,618 |

See accompanying notes and accountant's audit report

**Brewster Securities, Inc.**
**Schedule of Computation and Reconciliation of Net Capital**
**Under Rule 15C-3-1 of the**
**Securities and Exchange Commission (continued)**
**For The Years Ended December 31, 2001 and 2000**
**Schedule II**

## COMPUTATION OF NET CAPITAL REQUIREMENT

| | 2001 | 2000 |
|---|---|---|
| Minimum net capital required based on aggregate indebtedness | $ 1,575 | $ 241 |
| Minimum dollar requirement | 5,000 | 5,000 |
| Net capital requirement | 5,000 | 5,000 |
| Excess net capital | $ 31,682 | $ 29,500 |
| Ratio: aggregate indebtedness to net capital | 0.75 | 0.12 |

## RECONCILIATION WITH CORPORATION'S COMPUTATION

| | 2001 | 2000 |
|---|---|---|
| Net capital, as reported in corporation's focus report | $ 36,883 | $ 34,076 |
| Net audit adjustments | (201) | 424 |
| Net capital per above | $ 36,682 | $ 34,500 |

See accompanying notes and accountant's audit report

# Brewster Securities, Inc.

**Information Relating to Possession or Control Requirements**
**Under Rule 15C-3-1 of the**
**Securities and Exchange Commission**
**For The Years Ended December 31, 2001 and 2000**
**Schedule III**

The Corporation claims exemption from requirement of Rule 15c3-3 under Section (K)(2)(A) of the Rule.

See accompanying notes and accountant's audit report

*Turner, Jones & Associates, P.L.L.C.*
*Certified Public Accountants*
*108 Center Street, North, 2nd Floor*
*Vienna, Virginia 22180-5712*
*(703) 242-6500*
*FAX (703) 242-1600*

## REPORT ON INTERNAL ACCOUNTING CONTROL BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Brewster Securities, Inc.
7918 Jones Branch Drive, Suite 800
McLean, VA 22102

In planning and performing our audit of the financial statements of Brewster Securities, Incorporated (the Corporation), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Turner, Jones & Associates PLLC

Vienna, Virginia
February 15, 2002